UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington

09059103

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ABX 3/10

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-29616

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: SEMINOLE FINANCIAL F/K/A

BGC Securities, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 East 59th Street
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Battaglia (212) 294- 7898
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name - if individual, state last, first, middle name)

5 Times Square (Address) New York (City) New York (State) 10036-6530 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 02 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

3/19

AFFIRMATION

I, Thomas Battaglia, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to BGC Securities L.P. (the "Partnership") for the year ended December 31, 2008 is true and correct. I further affirm that neither the Partnership, nor any partner principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Financial Officer
Title

Signature

Chief Financial Officer, BGC Partners, Inc.
Title

Notary Public

ELIZABETH PEÑA RAMOS
Notary Public, State of New York
No. 01PE6167750
Qualified in Bronx County
Commission Expires June 04, 20 11

BGC SECURITIES L.P.

TABLE OF CONTENTS

This report contains (check all applicable boxes): **Page**

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
Tel: 212 773 3000

Report of Independent Registered Public Accounting Firm

To the Partners of
BGC Securities, L.P.:

We have audited the accompanying statement of financial condition of BGC Securities, L.P. (the "Partnership") as of December 31, 2008. The statement of financial condition is the responsibility of the Partnership's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Partnership's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of BGC Securities, L.P. at December 31, 2008 in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 26, 2009

BGC Securities L.P.

Statement of Financial Condition

December 31, 2008
(In Thousands)

Assets		
Cash and cash equivalents	$	9,798
Receivables from brokers, dealers, and clearing organizations		9
Receivables from related parties		1,320
Other assets		11
Total assets	$	11,138
Liabilities and Partners' Capital		
Payables to related parties	$	628
Total liabilities		628
Partners' capital		10,510
Total liabilities and partners' capital	$	11,138

See notes to statement of financial condition.

1. General and Summary of Significant Accounting Policies

BGC Securities L.P. ("The Partnership") is a general partnership organized under the laws of the State of New York. The Partnership is a registered broker-dealer with the Securities Exchange Commission and a registered introducing futures broker with the National Futures Association. The Partnership is indirectly owned by BGC Partners, L.P. ("BGC Partners"), (collectively with their subsidiaries, "BGC"), which is indirectly owned by Cantor Fitzgerald, L.P. (collectively with its affiliates ("Cantor")).

On November 1, 2008, the Partnership distributed the assets and liabilities of Shoken Kaisha Ltd. ("Shoken"), a wholly-owned subsidiary and a Japanese broker-dealer incorporated in the state of Delaware, out of the Partnership to BGC Partners. Shoken was contemporaneously contributed to and merged with an affiliate, BGC Financial L.P. ("BGC Financial"). The merger of Shoken with and into BGC Financial has been accounted for as a combination of entities under common control. According to Statement of Financial Accounting Standards No. 141, *Business Combinations* ("SFAS 141"), since the merger was a transaction between entities under common control, the assets and liabilities of Shoken were transferred at historical cost and the results of operations and cash flows have been transferred as if the merger occurred as of the earliest period presented. Accordingly, Shoken's results of operations and cash flows have been excluded from the accompanying statement of financial condition as of the earliest period presented.

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities in the statement of financial condition. Management believes that the estimates utilized in preparing the statement of financial condition are reasonable. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ materially from the estimates included in the statement of financial condition.

Revenue Recognition

The Partnership derives its revenues primarily through commissions from brokerage services, and fees from related parties.

1. General and Summary of Significant Accounting Policies (continued)

Commissions

Commissions revenues are derived from agency brokerage transactions, whereby the Partnership connects buyers and sellers in the over-the-counter ("OTC") and exchange markets and assists in the negotiation of the price and other material terms of transactions. Commission revenues and the related expenses are recognized on a trade date basis.

Principal Transactions

Principal transactions revenues are primarily derived from matched principal transactions, whereby the Partnership simultaneously agrees to buy securities from one customer and sell them to another customer. Revenues earned from principal transactions represent the spread between the buy and sell price of the brokered security, commodity or derivative. Principal transaction revenues and related expenses are recognized on a trade date basis. Positions held as part of a principal transaction are marked to market on a daily basis.

Cash and Cash Equivalents

The Partnership considers all highly liquid investments with original maturity dates of 90 days or less at the date of acquisition, other than those used for trading purposes, to be cash equivalents.

Fixed Assets

Fixed assets are recorded at cost, net of accumulated depreciated. Depreciation is calculated over the estimated economic useful lives, generally 3 to 5 years, using the straight-line method.

Income Taxes

The Partnership is taxed as a U.S. partnership. Under applicable federal and state laws, the taxable income or loss of a limited partnership is allocated to each partner based upon their ownership interest. Each partner's tax status, in turn, determines the appropriate income tax for its allocated share of taxable income or loss. The Partnership is also subject to the Unincorporated Business Tax ("UBT") in the city of New York.

(In Thousands)

1. General and Summary of Significant Accounting Policies (continued)

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation ("FIN") No. 48, *Accounting for Uncertainty in Income Taxes —, an interpretation of SFAS Statement No. 109*. FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in the Partnership's statement of financial condition and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in an income tax return. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The adoption of FIN No. 48 on January 1, 2007, did not have a material impact on the Partnership's statement of financial condition. The company is not required to provide for any uncertain tax positions and related interest and penalties based on management assessments of FIN 48 as of December 31, 2008.

New Accounting Pronouncements

SFAS No. 141(R): In December 2007, the FASB issued SFAS No. 141(R), *Business Combinations* ("SFAS 141(R)"). SFAS 141(R) replaces SFAS 141, Business Combinations. SFAS 141(R) retains the fundamental requirements in SFAS 141 that the acquisition method of accounting be used for all business combinations and for an acquirer to be identified for each business combination. SFAS 141(R) amends the recognition provisions for assets and liabilities acquired in a business combination, including those arising from contractual and non-contractual contingencies. SFAS 141(R) also amends the recognition criteria for contingent consideration. SFAS 141(R) is effective as of January 1, 2009. Early adoption is not permitted.

SFAS No. 162: In May 2008, the FASB issued SFAS No. 162, *The Hierarchy of Generally Accepted Accounting Principles* ("SFAS 162"). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of the statement of financial condition of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. It is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles ". The Partnership is currently evaluating the potential impact of adopting SFAS 162.

2. Related Party Transactions

Administrative Service Agreements

Cantor and other affiliates provide the Partnership with administrative services and other support for which they charge the Partnership based on the cost of providing such services. Such support includes allocations for occupancy of office space, utilization of fixed assets and accounting, operations, human resources, legal and technology services.

Revenue Sharing Arrangements

Prior to BGC Partners, LLC separation from Cantor and merger with eSpeed Inc. on April 1, 2008, Cantor, and therefore the Partnership as an affiliate of Cantor, had certain agreements with eSpeed Inc. ("eSpeed") under which eSpeed was entitled to receive a portion of Cantor's revenues as fees for providing technology, network, data center and servicer administration support and other technology services to the Partnership. These agreements were terminated on March 31, 2008.

3. Commitments, Contingencies and Guarantees

Legal Matters

In the ordinary course of business, various legal actions are brought and are pending or threatened against the Partnership. In some of these actions substantial amounts are claimed. The Partnership is also involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Partnership's business, judgments, settlements, fines, penalties, injunctions or other relief.

The outcome of such items cannot be determined with certainty, therefore the Partnership cannot predict what the eventual loss or range of loss related to such matters will be. Subject to the foregoing, the Partnership believes, based on current knowledge and after consultation with counsel, that the outcome of each such pending matter will not have a material adverse effect on the financial position of the Partnership.

Legal reserves are established in accordance with SFAS No. 5, Accounting for Contingencies, when a material legal liability is both probable and reasonably estimable. Once established, reserves are adjusted when there is more information available or when an event occurs requiring a change.

3. Commitments, Contingencies and Guarantees (continued)

Risk and Uncertainties

The Partnership generates revenues by providing securities trading and brokerage activities to institutional customers and by executing, and in some cases, clearing transactions for institutional counterparties. Revenues for these services are transaction based. As a result, the Partnership's revenues could vary based on the transaction volume of global financial markets. Additionally, the Partnership's financing is sensitive to interest rate fluctuations which could have an impact on the Partnership's overall profitability.

4. Employee Benefit Plans

Employees of the Partnership are eligible to participate in the BGC Partners, Inc. Amended and Restated Long Term Incentive Plan ("LT Plan") whereby eligible employees may elect to defer a portion of their salary by directing the Partnership to contribute withheld amounts to the Plan. The Plan is available to all employees of the Partnership meeting certain eligibility requirements and is subject to the provisions of the Employee Retirement Income Security Act of 1974.

5. Regulatory Capital Requirements

As a registered broker-dealer, the Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $100 or requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Partnership had net capital of $8,983, which was $8,883 in excess of its required net capital.

6. Financial Instruments and off Balance Sheet Risk

Credit risk arises from the possibility that a counterparty to a transaction might fail to perform according to the terms of the contract, which could result in the Partnership incurring losses. As a securities broker-dealer, the Partnership is engaged in various securities trading and brokerage activities, servicing a diverse group of domestic and foreign corporations, and institutional investors. The Partnership's exposure to the risk of incurring losses associated with the non-performance of these counterparties in fulfilling their contractual obligations pursuant to securities and commodities transactions can be directly impacted by volatile trading markets, which may impair the counterparties' ability to satisfy their obligations to the Partnership.

The Partnership monitors counterparty activity daily and does not anticipate non-performance by counterparties. The Partnership has a policy of periodically reviewing the credit worthiness of each counterparty with which it conducts business.

7. Subsequent Event

On February 5, 2009, an Amended Certificate of Business Name was filed with the New York County Clerk's office changing the Partnership's name from BGC Securities, L.P. to Seminole Financial, L.P.

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BGC Securities L.P.
(SEC. ID No. 8-29616)
(NFA ID No. 0371597)

STATEMENT OF FINANCIAL CONDITION

BGC Securities L.P.
Year Ended December 31, 2008
with Report of Independent Registered Public Accounting Firm